KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo(03)5540-3411 Fax: Tokyo(03)5540-3547
Cable Address: KIRINBEER

03 JAN 21 AM 7:21

File No. 82-188

6th January 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 fifth Street, N. W.
Washington, D.C. 20549
U. S. A.

03003304

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we reviewed the materials made public in Japan and effective January 1, 2003, we will furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) as shown in the Attachment 1. Please also refer to the Attachment 2 for brief descriptions of Japanese language documents.

The Company agrees that it shall, promptly after the end of any fiscal year in which any changes occur in the list of information set forth above or any subsequent list, furnish to the commission a revised list reflecting such changes.

If you have any questions, please do not hesitate to contact the undersigned at 813-5540-3430 (telephone) or 813-5540-3530 (facsimile)

It is appreciated if you return a copy of this letter with your stamp for acknowledgement. For your convenience, we enclose a return envelop and an international postal coupon.

Sincerely yours.

Kirin Brewery Company, Limited

Name: Masahito Suzuki

Title: Finance Group Leader

dlw 1/27

KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER

Attachment 1

List of Documents to be filed with the SEC pursuant to 12g-3-2(b) exemption

Name of Report or announcement	Latest Publishing Date according to Law	Source publication required by
Securities Report	Within three months after the end of fiscal Year	Japanese Securities and Exchange Law
Interim Securities Report	Within three months after the end of fiscal Year	Japanese Securities and Exchange Law
Summary of Consolidated Financial Statements	None	Tokyo Stock Exchange
Summary of Financial Statements	None	Tokyo Stock Exchange
Summary of Consolidated Interim Financial Statements	None	Tokyo Stock Exchange
Summary of Interim Financial Statements	None	Tokyo Stock Exchange
Notice of Ordinary General Meeting of Shareholders	Two weeks prior to the meeting	Japanese Commercial Code
Notice of Resolutions of Ordinary General Meeting of Shareholders	None	Japanese Commercial Code
Annual Report	None	None
Announcements	None	None

KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo(03)5540-3411 Fax: Tokyo(03)5540-3547
Cable Address: KIRINBEER

Attachment 2

Brief Descriptions of Japanese Language Documents

Name of Report	Brief Descriptions
Securities Report	Annual Securities Report and Audited Financial Statements for the fiscal year ended December 31 of each year prepared in accordance with the Japanese Securities and Exchange Law and to be submitted to the Japanese Ministry of Finance and Tokyo Stock Exchange.
Interim Securities Report	Interim Securities Report and Audited Financial Statements for the six months period ended June 30 of each year prepared in accordance with the Japanese Securities and Exchange Law and to be submitted to the Japanese Ministry of Finance and Tokyo Stock Exchange.